EXHIBIT 21


                     LIST OF SUBSIDIARIES




     The Partnership is a partner of Property Partners, L.P. which is a partner of JMB/NYC Office Building Associates, L.P., a limited partnership, which is a member or partner in (i) 237 Park Avenue Associates, L.L.C., a New York limited liability company, (formerly 237 Park Avenue Associates, a New York general partnership) which holds title to the 237 Park Avenue Building, (ii) 1290 Associates, L.L.C., a New York limited liability company, (formerly 1290 Associates, a New York general partnership) which holds title to the 1290 Avenue of the Americas Building, (iii) 2 Broadway Associates, a New York general partnership, which formerly held title to the 2 Broadway Building and (iv) 2 Broadway Land Company, a New York general partnership, which formerly held title to the land underlying the 2 Broadway Building (all of these office buildings are in New York, New
York). The affiliates of the seller of the property are partners in the joint ventures. The partners in the JMB/NYC Office Building Associates, L.P. are affiliates of the General Partners of the Partnership. Reference is made to Note 2 for a description of the terms of such joint venture partnerships. The Partnership is a 20% shareholder in Carlyle Managers, Inc. and a 20% shareholder in Carlyle Investors, Inc., both of which are Illinois corporations.